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FORM 6-K SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of October, 2005

Commission File Number 28980

ROYAL STANDARD MINERALS INC.

(Translation of registrant's name into English)

3258 MOB NECK ROAD, HEATHSVILLE, VIRGINIA 22473

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F...X..... Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No ..X...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Royal Standard Minerals Inc.

(Registrant) By:\s\ Roland M. Larsen (Signature)*

Date: October 20, 2005 President & CEO

* Print the name and title of the signing officer under his signature.

ROYAL STANDARD MINERALS INC.

C.U.S.I.P. # 780919106 TSX.V:RSM LISTED: STANDARD & POORS OTCBB:RYSMF

RECENT REPORT INDICATES POTENTIAL FOR PORPHYRY

SKARN COPPER OXIDE SYSTEM BENEATH AND ADJACENT

TO THE NEAR SURFACE GOLD OXIDE DEPOSITS ON THE

PINON-RAILROAD PROPERTY, ELKO COUNTY NEVADA

FOR IMMEDIATE RELEASE

MANHATTAN, NEVADA, SEPTEMBER 20, 2005, ROYAL STANDARD MINERALS INC. (“RSM”)

The Railroad Mining District represents the northern portion of the 16,500 acre land package contained within the Pinon-Railroad project area located south of Newmont Gold’s Rain mining district in Elko, County, Nevada. RSM has a 100% interest in this project that has concentrated upon the proposed development of open pit oxide and exploration for deeper underground potential targets for Carlin-type gold-silver deposits. RSM is currently engaged in the Federal and State permit process to develop several near surface oxide gold-silver deposits on this property package according to Roland M. Larsen, Qualified Person, NI- 43-101. The initial gold development program will concentrate upon a near surface, open pit, measured resource of 7.6 million tons of 0.043 opt gold and 0.21 opt silver, refer to NI- 43-101 report by Messrs. Master and Steininger, 2003, The drill hole data (based upon approximately 600 drill holes) indicates potential to considerably expand the near surface measured gold-silver resources on this property package.

Based upon the results of drilling, the Company believes that there is an opportunity for significant copper resources that will include additional base and precious metal credits lying beneath and adjacent to the near surface gold deposits in this area. A drilling program is planned for September-October, 2005. This program will acquire data for the mining permit application as well as test the deeper copper potential on the property adjacent to and under the gold resources.

Recently the Company hired Mr. Richard Loring to complete an in-house report regarding the economic potential of copper, copper-gold and copper-silver-lead-zinc deposits for the northern portion of the property package, the Railroad property. Mr. Loring has an extensive background in the search for economic porphyry copper-molybdenum deposits in the Western US as an exploration geologist over the past 20+ years. His continued participation will provide valuable support to the program. Loring has proposed a drilling program to include 7 - 1,500-2,000 feet in depth core holes spaced between 1,500 feet and 2,000 feet apart located on the northern, eastern, southern and western portions of the Bullion stock in order to further assess the overall size and economic potential of this mineral system.

This district has produced copper, silver, lead, zinc and gold during the late 19th and the early portion of the 20th century. Prior production from several small underground mines indicated copper and silver-lead-zinc from skarn and pipe like replacement deposits. Most of this production was from the area south of the Bald Mountain fault, Rayias, 1999.

During the period 1960 – 2004 exploration efforts have concentrated on the gold-silver potential of the district. The drilling results during the later period coupled with past base metal production an effort was made to commence the process of assessing the copper and associated base and precious metal potential of the Company’s property position for these metals. A number of drill holes have intersected long sections of copper oxide and associated base and precious metal mineralization during the gold exploration effort are listed as follows:

KC99-14 100 feet of 0.630 % copper @ 425 feet KC99-17 400 feet of 0.432% copper @ 625’ KC99-19 60 feet of 0.834 % copper @ 1,200’ KC98-49 250 feet of 0.262% copper @ 975’ AR – 6 130 feet of 0.52% copper @ 22’ AR - 7 60 feet of 0.75% copper @ 7’ AR 8 87 feet of 0.51% copper @ 33’ AR – 10 95 feet of 0.21% copper @ 55’

The initial focus of the RSM copper exploration effort will be north of the Bald Mountain fault in the vicinity of the near surface gold oxide deposits currently in the mine permit stage proposed for future development. This area includes several long intersections of oxide copper mineralization that occurs beneath and adjacent to the near surface gold oxide deposits. An area that is estimated to be approximately 1 mile long (N-S) and one mile wide as currently known through drilling. A prospective zone that includes previous copper and other metal production south of the Bald Mountain fault is more than 2 miles in a N-S dimension with alteration and copper mineralization extending for more than 1 mile E-W on the east side of the Bullion stock further drilling could significantly increase these dimensions.

The currently available drill data indicates potential for a significant copper (and precious metal) bearing porphyry skarn system on this property.

RSM is an exploration and development company with advanced gold-silver projects in Nevada. Currently, the Goldwedge project in Nye County, Nevada is the Company’s most active gold project.

The TSX Venture Exchange does not accept responsibility for adequacy or accuracy of this release as per Exchange Policy 3.3 section 6.5.

Royal Standard Minerals cautions that the statements made in this press release and other forward looking statements made on behalf of the Company may be affected by such other factors including, but not limited to, volatility of mineral prices, product demand, market competition, imprecision of mineral estimates, and other risks detailed herein and from time to time in the Securities and Exchange Commission filings of the Company.

For more information Please call Roland Larsen (Qualified Person, NI-43-101) @ (775) 487-2454 or FAX @ (775) 487-2454 Visit our website at Royal-Standard.com